CUSIP No. 846517100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Spark Networks SE
(Name of Issuer)
ADS/Common Stock, no par value
(Title of Class of Securities)
846517100
(CUSIP Number)
December 31, 2017
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846517100

1	Name of Reporting Person: Holtzbrinck Ventures NM GmbH & Co. KG I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,073,550 ADS (representing 107,355 shares of Common Stock)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,073,550 ADS (representing 107,355 shares of Common Stock)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,073,550 ADS (representing 107,355 shares of Common Stock)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.15% *
12	TYPE OF REPORTING PERSON PN

*Based on 1,316,866 shares of Common Stock that were registered on November 17, 2017, as stated in the
Official German Commercial Register Excerpt of the Issuer as of January 15, 2018.  Each share of Common Stock is represented by 10 ADS.

CUSIP No. 846517100

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on December 6, 2017 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.
The following Items of the Schedule 13G are hereby amended and restated as follows:
Item 4	Ownership: (a) through (c): The information requested herein is incorporated by reference to the cover page to this Amendment No. 1 to Schedule 13G.

CUSIP No. 846517100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2018

HOLTZBRINCK VENTURES NM GMBH & CO. KG

By:	/s/ Andreas Wisser
Name: Andreas Wisser
Title: Managing Director

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